Mail Stop 3561

December 17, 2007

Gregory Lykiardopoulos
Chief Executive Officer
Triton Distribution Systems, Inc.
One Harbor Drive, Suite 300
Sausalito, CA 94965

      Re: Triton Distribution Systems, Inc.
           Item 4.02 Form 8-K
           Filed December 12, 2007
           File No. 000-51046

Dear Mr. Lykiardopoulos:

      We have reviewed the above referenced filing and have the following comments. We believe you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in all of your responses.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

      Please file your response to our comment via EDGAR, under the label "corresp," and an amended Form 8-K within five business days.

1. Please disclose the date on which when you concluded that your financial statements contained in Form 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, and all filings, reports and press releases relating thereto, should no longer be relied on.

2. We note that management discussed with the external auditors the matters disclosed in this filing. Please state whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer, discussed with the independent accountant the matters disclosed in the filing.

3. We note that you intend to file restated financial statements. Please tell us when you will file the amended Form 10-QSBs for the quarters ended March 31, 2007 and June 30, 2007.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant